UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano Balaguer	William J. Coote
VP, Chief Financial Officer	AVP, Business Finance, Treasurer and Investor Relations
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@Taro.com	William.Coote@Taro.com

TARO PROVIDES RESULTS FOR SEPTEMBER 30, 2018
BOARD OF DIRECTORS APPROVES $500 MILLION SPECIAL DIVIDEND

Hawthorne, NY, November 5, 2018 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three and six months ended September 30, 2018.

Quarter ended September 30, 2018 Highlights ─ compared to September 30, 2017
•	Net sales of $159.0 million decreased $10.9 million, the result of continuing increased competition and the challenging pricing environment despite a slight increase in overall volumes.
•	Gross profit of $108.6 million (68.3% of net sales compared to 73.6%) decreased $16.6 million.
•	Research and development (R&D) expenses of $14.7 million decreased $3.3 million.
•	Selling, marketing, general and administrative expenses (SG&A) of $19.2 million increased slightly.
•	Settlements and loss contingencies was a $4.0 million credit, the result of a settlement of a patent infringement.
•	Operating income of $78.7 million (49.5% of net sales compared to 52.3%) decreased $10.1 million.
•	Interest and other financial income increased $4.5 million to $9.1 million.
•
Foreign Exchange (FX) expense of $6.0 million compared to FX expense of $32.6 million ─ a favorable impact of $26.6 million, principally the result of the strengthening of the Canadian dollar vs. the U.S. dollar at a lower rate than in prior period.

•	Tax expense of $19.2 million increased $12.4 million; with the effective tax rate of 23.5% compared to 11.5%.
•	Net income attributable to Taro was $62.6 million compared to $52.4 million, a $10.2 million increase, resulting in diluted earnings per share of $1.60 compared to $1.30.

Six Months ended September 30, 2018 Highlights ─ compared to September 30, 2017
•	Net sales of $313.6 million decreased $17.6 million, the result of continuing increased competition and the challenging pricing environment despite a 6.5% increase in volumes.
•	Gross profit of $208.6 million (66.5% of net sales compared to 73.0%) decreased $33.0 million.
•	R&D expenses of $28.0 million decreased $4.7 million principally due to the timing of clinical studies.
•	SG&A remained flat at $42.8 million.
•	Operating income of $141.9 million (45.2% of net sales compared to 50.2%) decreased $24.5.
•	Interest and other financial income increased $7.8 million to $16.9 million.
•
FX income of $4.0 million compared to FX expense of $52.2 million ─ a favorable impact of $56.2 million, principally the result of the Canadian dollar remaining relatively flat vs. the U.S. dollar in the current year vs. strengthening in the prior year period.

•	Tax expense of $33.3 million increased $16.5 million; with the effective tax rate of 20.4% compared to 13.6%.
•	Net income attributable to Taro was $129.8 million compared to $106.9 million, a $22.9 million increase, resulting in diluted earnings per share of $3.31 compared to $2.65.

- more -

Taro Pharmaceutical Industries Ltd.

Cash Flow and Balance Sheet Highlights
•	Cash flow provided by operations for the six months ended September 30, 2018, was $157.7 million compared to $138.7 million for the six months ended September 30, 2017.
•
As of September 30, 2018, cash, including short-term bank deposits and marketable securities (both short and long-term), increased $109.8 million to $1.8 billion from March 31, 2018.  Cash reflects the $32.4 million impact from the Company’s share repurchases.

Mr. Uday Baldota, Taro’s CEO stated, “Our results reflect the challenging market dynamics that persist.  We continue to maintain our market leadership position in the generic markets we serve and we believe we are well positioned to take advantage of potential opportunities.  The $500 million special dividend, in conjunction with our share repurchase program, demonstrates our commitment to creating shareholder value together with our investment in R&D that is vital to our long-term growth strategy.  In addition, given our strong balance sheet and cash position, we will continue to evaluate business development opportunities.”

FDA Approvals and Filings

The Company recently received approvals from the U.S. Food and Drug Administration (“FDA”) for three Abbreviated New Drug Application (“ANDA”); Clobetasol Propionate Foam, 0.05%, Adapalene and Benzoyl Peroxide Gel 0.3%/2.5%, and Clobazam Tablets, 10 mg and 20 mg.  The Company currently has a total of thirty ANDAs awaiting FDA approval, including six tentative approvals.

Special Dividend Approved by Board of Directors

The Taro Board of Directors has declared a $500 million (or approximately $12.81* per share) special cash dividend on Taro ordinary shares.  The special dividend will be paid on December 28, 2018, to shareholders of record at the close of business on December 11, 2018.  The ex-dividend date will be December 10, 2018.

Dividend payments distributed by the Company to shareholders will be subject to the withholding of Israeli taxes.  Shareholders who are resident in the U.S. or another country that is party to a tax treaty with Israel may be entitled to the release of a portion or all of those Israeli tax amounts withheld.  Shareholders will be notified of the procedure to obtain refunds of withheld tax, if applicable, shortly after the record date.  Such procedures will also be available on the company’s website at www.taro.com.

* exact per share amount will be computed at the record date.

Share Repurchase Program - Returning Capital to Shareholders

On November 23, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares.  Under this authorization, repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.

During the quarter, the Company repurchased 84,093 shares at an average price of $102.20.  Through September 30, 2018, in total under the authorization, the Company has repurchased 1,891,077 shares at an average price of $102.83; with $55.5 million remaining.  On November 5, 2018, the Board extended the share repurchase program for one year or until the completion of all purchases contemplated by the plan.

Taro Terminates Agreement with NovaBiotics

On September 28, 2018, the Company announced that it terminated the license agreement with NovaBiotics for the onychomycosis drug, Novexatin®.  The Novexatin® clinical study did not meet the main goal of a Phase IIb study under current guidelines of the FDA and did not show superiority over the placebo.

- more -

Taro Pharmaceutical Industries Ltd.

Earnings Call (8:00 am EST, November 6, 2018)

As previously announced, the Company will host an earnings call at 8:00 am EST on Tuesday, November 6, 2018, where senior management will discuss the Company’s performance and answer questions from participants.  This call will be accessible through an audio dial-in and a web-cast.  Audio conference participants can dial-in on the numbers below:
•            Participant Toll-Free Dial-In Number: +1 (844) 421-0601    ID: 2871389
•            Participant International Dial-In Number: +1 (716) 247-5800   ID: 2871389
•            Audio web-cast:  Details are provided on our website, www.taro.com

To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.  The transcript of the event will be available on the Company’s website at www.taro.com.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2019.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended			Six Months Ended
	September 30,			September 30,
	2018	2017		2018	2017
Sales, net	$158,973	$169,915		$313,591	$331,236
Cost of sales	50,411	44,795		104,947	89,573
Gross profit	108,562	125,120		208,644	241,663

Operating Expenses:
Research and development	14,655	17,995		28,000	32,653
Selling, marketing, general and administrative	19,185	18,342		42,767	42,591
Settlements and loss contingencies	(4,000)	—		(4,000)	—
Operating income	78,722	88,783		141,877	166,419

Financial (income) expense, net:
Interest and other financial income	(9,109)	(4,602)		(16,914)	(9,078)
Foreign exchange expense (income)	5,958	32,583		(4,004)	52,225
Other (loss) gain, net	(90)	(1,310)		512	808
Income before income taxes	81,783	59,492		163,307	124,080
Tax expense	19,235	6,864		33,331	16,851
Income from continuing operations	62,548	52,628		129,976	107,229
Net loss from discontinued operations attributable to Taro	—	(145)		—	(192)
Net income	62,548	52,483		129,976	107,037
Net (loss) income attributable to non-controlling interest	(12)	90		139	147
Net income attributable to Taro	$62,560	$52,393		$129,837	$106,890

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$1.60	$1.30		$3.31	$2.65

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$—	$(0.00	) *	$—	$(0.00	) *

Net income per ordinary share attributable to Taro:
Basic and Diluted	$1.60	$1.30		$3.31	$2.65

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	39,205,874	40,315,991		39,232,897	40,402,257

* Amount is less than $0.01
May not foot due to rounding.

- more -

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands)

	September 30,	March 31,
	2018	2018
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$825,600	$576,611
Short-term and current maturities of long-term bank deposits	—	296,188
Marketable securities	596,744	549,821
Accounts receivable and other:
Trade, net	224,007	206,455
Corporate tax receivable	34,628	100,380
Other receivables and prepaid expenses	30,918	22,585
Inventories	153,107	144,595
TOTAL CURRENT ASSETS	1,865,004	1,896,635
Long-term deposits and marketable securities	335,710	225,639
Property, plant and equipment, net	198,097	193,727
Deferred income taxes	126,755	87,257
Other assets	29,940	29,952
TOTAL ASSETS	$2,555,506	$2,433,210

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$30,207	$25,697
Other current liabilities	172,852	190,059
TOTAL CURRENT LIABILITIES	203,059	215,756
Deferred taxes and other long-term liabilities	4,658	7,055
TOTAL LIABILITIES	207,717	222,811

Taro shareholders' equity	2,342,409	2,205,158
Non-controlling interest	5,380	5,241
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,555,506	$2,433,210

- more -

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Six Months Ended September 30,
	2018	2017
Cash flows from operating activities:
Net income	$129,976	$107,037
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,815	7,794
Realized gain on sale of marketable securities and long-lived assets	18	125
Change in derivative instruments, net	2,526	(4,388)
Effect of change in exchange rate on inter-company balances, marketable securities and bank deposits	(11,771)	61,564
Deferred income taxes, net	(1,705)	15,813
(Increase) decrease in trade receivables, net	(17,524)	2,866
Increase in inventories, net	(8,475)	(5,986)
Decrease (increase) in other receivables, income tax receivable, prepaid expenses and other	61,951	(37,359)
Decrease in trade, income tax, accrued expenses, and other payables	(6,306)	(7,339)
Loss (income) from marketable securities, net	145	(1,430)
Net cash provided by operating activities	157,650	138,697

Cash flows from investing activities:
Purchase of plant, property & equipment	(12,135)	(11,809)
Investment in other intangible assets	(1,094)	(1,554)
Proceeds from short-term bank deposits, net	225,503	221,851
Proceeds from long-term deposits and other assets	70,685	75,528
Investment in marketable securities, net	(159,035)	(481,592)
Proceeds from the sale of property, plant and equipment	(26)	—
Net cash provided by (used in) investing activities	123,898	(197,576)

Cash flows from financing activities:
Purchase of treasury stock	(32,404)	(40,417)
Net cash used in financing activities	(32,404)	(40,417)

Effect of exchange rate changes on cash and cash equivalents	(155)	2,218
Increase (decrease) in cash and cash equivalents	248,989	(97,078)
Cash and cash equivalents at beginning of period	576,611	600,399
Cash and cash equivalents at end of period	$825,600	$503,321

Cash Paid during the year for:
Income taxes	$41,981	$40,183
Cash Received during the year for:
Income taxes	$(69,243)	$—
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$2,258	$735
Non-cash financing transactions:
Purchase of treasury stock	$848	$—
Purchase of marketable securities	$6,090	$—
Sale of marketable securities	$(4,928)	$—

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 5, 2018

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
	Name:	Uday Baldota
	Title:	Chief Executive Officer and Director